FOR IMMEDIATE RELEASE
May 25, 2013

CLAWBACK REPORT PROPOSAL AT WALMART SUPPORTED BY PROXY ADVISORY FIRMS,
LARGE INSTITUTIONAL INVESTORS

DETROIT, MICHIGAN—Influential proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis this week announced their support for a shareholder proposal at Wal-Mart Stores, Inc. asking the company to publicly disclose whether it has clawed back pay from executives whose actions have caused significant financial harm to the company and its owners. Large institutional investors including the Pennsylvania Treasury Department and the Office of New York City Comptroller John C. Liu have signaled their support for the proposal as well as other large institutional investors.

Proposal No. 8, Request for Annual Report on Recoupment of Executive Pay, was filed at Wal-Mart by a $300 billion global investor coalition led by the UAW Retiree Medical Benefits Trust (Trust) and will be considered by investors at the company's June 7, 2013 annual meeting.

"We welcome the support of ISS and Glass Lewis and the institutional investor community ahead of Wal-Mart's annual meeting," said Meredith Miller , Chief Corporate Governance Officer for the Trust. "We believe that increased transparency around the use of clawbacks is critical to fostering a culture of compliance while stressing that misconduct by senior employees is unacceptable. We are pleased that others agree."

Wal-Mart has relatively strong clawback policies, under which the company may recoup incentive compensation if it is discovered that the recipient engaged in behavior that is deemed contrary to the best interests of the company or otherwise failed to comply with the company's standards of conduct. However, Wal-Mart has not provided information on whether or not any of its clawback policies – some of which have been in place for over a decade – have been used.

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The $52.4 billion UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to over 800,000 UAW retirees and dependents.

Coalition members and filers of Proposal No. 8 at Wal-Mart include: UAW Retiree Medical Benefits Trust; Connecticut Retirement Plans and Trust Funds; Amalgamated Bank LongView Funds; First Swedish National Pension Fund; Third Swedish National Pension Fund; Fourth Swedish National Pension Fund; F&C  Management Ltd.; and Illinois State Board of Investments. Together, the funds owned over $3.1 billion in Wal-Mart stock as of market close on May 10, 2013.

CONTACT:	Patricia McCarthy	C: (313) 418-4155
	Marketing & Public Relations Consultant	O: (313) 882-9200
	UAW Retiree Medical Benefits Trust	patty@prmccarthy.com